ARTICLES OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                                 INDIGINET, INC.
                                  P97000082722

     Pursuant to the provisions of Section 607.1006, Florida Statutes, Indiginet, Inc., a Florida profit corporation, adopts the following Articles of Amendment to its Articles of Incorporation:

     FIRST: The amendment adopted is as follows:

                                   ARTICLE IV
                                     SHARES

          4.1 The capital stock of this corporation shall consist of Two Billion (2,000,000,000) shares of common stock, no par value per share and Two Hundred Million (200,000,000) shares of preferred stock, no par value per share.

               On August 17, 2003 (the "Effective Date"), the issued shares of common stock, no par value per share ("Old Common Stock"), outstanding or held as treasury shares as of the close of business on the Effective Date, shall automatically without any action on the part of the holders of the Old Common Stock be reverse split (the "Split") on a one-for-two hundred fifty basis so that two hundred fifty (250) shares of Old Common Stock shall be converted into and reconstituted as one (1) share of Common Stock, no par value per share ("New Common Stock"). Any fractional shares resulting will be exchanged for cash at the closing price per share on June 4, 2003. Each holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Old Common Stock (the "Old Certificates") shall, from and after the Effective Date, be entitled to receive a certificate or certificates (the "New Certificates') representing the shares of New Common Stock into which the shares of Old Common Stock formerly represented by such Old Certificates are reclassified under the terms hereof. Until surrender, each Old Certificate will continue to he valid and represent New Common Stock equal to one-two hundred fiftieth the number of shares of Old Common Stock excluding any fractional shares. Prior to the Effective Date, there are 495,749,855 issued and outstanding shares of Old Common Stock and 1,504,250,145 authorized but unissued shares of Common Stock. On the Effective Date, there will be 1,982,999 issued and outstanding shares of New Common Stock and 1,998,017,001 authorized but unissued shares of Common Stock. The shares of Old Common Stock are hereby changed into shares of New Common Stock at the rate of one-for-two hundred fifty.

          4.2 The Board of Directors has the express power, subject to limitations prescribed by law and the provisions of this Article IV, to provide for the issuance of any or all of the shares of preferred stock in classes or series, and to establish from time to time the number of shares to be included in each class or series, and to fix by resolution, the voting powers, full or limited, or no voting powers, and the designations, preferences and relative, participating, optional or other special rights of shares of each class or series and the qualifications, limitations or restrictions thereof.

          The authority of the Board with respect to each class or series of preferred stock shall include, but not be limited to, determination of the following:


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               a.   The number of shares constituting the class or series and
                    the distinctive designation of the class or series;

               b. The dividend rate on the shares of the class or series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payments of dividends on shares of the class or series;

               c. Whether the class or series will have voting rights, and, if so, the terms of the voting rights;

               d. Whether the class or series will have conversion privileges, and, if so, the terms and conditions of the conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;

               e. Whether or not the shares of the class or series will be redeemable, and, if so, the terms and conditions of redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

               f. Whether the class or series shall have a sinking fund for the redemption or purchase of shares of the class or series, and, if so, the terms and amount of the sinking fund;

               g. The rights of the shares of the class or series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payments of shares of the class or series; and

               h. Any other powers, terms, rights, qualifications, preferences, limitations and restrictions, if any, of the class or series as the Board of Directors may lawfully fix under the laws of the State of Florida as in effect at the time of the creation of such series.

          Any of the powers, voting powers, designations, preferences, rights and qualifications, limitations or restrictions of any such class or series of preferred stock may be made dependent upon facts ascertainable outside this Article of Incorporation or of any amendment thereof, or outside the resolution or resolutions providing for the issue of such preferred stock adopted by the Board of Directors pursuant to the authority expressly granted herein, provided that the manner in which such facts shall operate upon the powers, voting powers, designations, preferences, rights and qualifications, limitations or restrictions of any such class or series of preferred stock is clearly and expressly set forth in this Article of Incorporation or in the


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     resolution or resolutions providing for the issue of such preferred stock adopted by the Board of Directors.

     SECOND: That in lieu of a meeting and vote of the shareholders, the shareholders have given consent to said amendment in accordance with the provisions of Section 607.0704 of the Florida Business Corporation Act and written notice of the adoption of the amendment will be given as provided in
Section 6070704(3) of the Florida Business Corporation Act to every shareholder entitled to such notice prior to the effective date hereof

     FOURTH: That the capital of said Corporation shall not be reduced under or by reason of said amendment.

     FIFTH: That this Articles of Amendment shall be and become effective as of the close of business on August 17, 2001

     The date of adoption of these Amendments is July 11, 2001

     IN WITNESS WHEREOF, said Indiginet, Inc has caused this Amendment to be signed by Mark Ellis, its Chief Executive Officer, this 11th day of July, 2003.

                         INDIGINET, INC.


                         By:  Mark Ellis, Chief Executive Officer
                              -----------------------------------


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